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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

February 9, 2011

Via EDGAR Correspondence

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Grzeskiewicz, Senior Counsel

Re:        DBX ETF Trust, File Nos. 333-170122; 811-22487

Dear Mr. Grzeskiewicz:

Thank you for your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for DBX MSCI Emerging Markets Currency-Hedged Equity Fund, DBX MSCI EAFE Currency-Hedged Equity Fund, DBX MSCI Brazil Currency-Hedged Equity Fund, DBX MSCI Canada Currency-Hedged Equity Fund and DBX MSCI Japan Currency-Hedged Equity Fund (the “Funds”), each a series of DBX ETF Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2010. Below, we describe the changes that will be made to the Registration Statement in response to the Staff’s comments and provide the information that you requested. The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf. These changes will be reflected in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement (the “Amendment”), which will be filed on EDGAR on or about February 9, 2011. Terms used but not defined herein have the meaning ascribed to them in the Registration Statement.

General Comments

Comment 1.        We note that portions of the disclosure have been left blank. These omissions include the names of the sub-advisers and portfolio managers. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

US  Austin  Boston  Charlotte  Hartford  New York  Orange County   Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA   Beijing  Hong Kong

John Grzeskiewicz, Senior Counsel

February 9, 2011

           Response 1.         The Amendment contains as much of the previously omitted information as practicable.

Comment 2.        Please supply the undersigned with copies of your exemptive application and any no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its exchange-traded fund (ETF) structure and, if so, provide the Investment Company Act of 1940 Release number and date of the order. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

           Response 2.        The Trust intends to rely on existing exemptive relief from the Commission. In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27553 (Nov. 16, 2006) (notice) and 27594 (Dec. 7, 2006) (order); In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27844 (May 29, 2007) (notice) and 27871 (June 21, 2007) (order); In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27916 (July 27, 2007) (notice) and 27930 (Aug. 20, 2007) (order); and In the Matter of X Exchange-Traded Funds, Inc., et al., Investment Company Act Release Nos. 28766 (June 11, 2009) (notice) and 28814 (July 7, 2009) (order). Pursuant to the terms of such prior orders, the Trust may rely on the relief granted therein because it is advised by an entity controlling, controlled by or under common control with the investment adviser named in those applications and orders.

Comment 3.        Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

           Response 3.        The Amendment has been revised accordingly.

Comments on the Cover Page

Comment 4.        Please move the third sentence into a separate paragraph.

           Response 4.        The disclosure has been revised accordingly.

Comments on the DBX MSCI Emerging Markets Currency-Hedged Equity Fund

Comment 5.        Page 1 — Fees and Expenses. Delete “comprehensive management fee” under “Management Fees”.

John Grzeskiewicz, Senior Counsel

February 9, 2011

Response 5.        The disclosure has been revised accordingly.

Comment 6.        Page 1 — Fees and Expenses. Move the second sentence of the introductory paragraph to a footnote to “Other Expenses”.

Response 6.        The disclosure has been revised accordingly.

Comment 7.        Page 2 — Principal Investment Strategies.

a.	Will this series use the Underlying Index as its principal benchmark index? If so, please explain in your response letter to these comments how the Underlying Index meets the definition for an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7) of Form N-lA.

b.	Please inform the staff as to how long the Underlying Index has existed and whether it is widely used and consulted by investors.

c.	The first sentence of the first paragraph states that the Underlying Index is designed to provide exposure to equity securities in the global emerging markets, while at the same time mitigating exposure to fluctuation between the value of the U.S. dollar and selected emerging market currencies. Please identify what types of equity securities will be included in the Underlying Index.

d.	The second sentence of the first paragraph states that the Underlying Index consists of 21 emerging market country “indexes” and then proceeds to list a number of countries. As use of the word “index” in this context does not make sense, please revise this sentence.

Response 7.        With regard to part (a), no Underlying Index will serve as a Fund’s broad-based securities market index required by Instruction 5 to Item 27(b)(7) in Form N-1A; when each Fund will disclose performance information in the prospectus and/or shareholder report. While the Fund’s performance will be compared to that of the Underlying Index, it will also be compared to that of another index for purposes of the “appropriate broad-based securities market index” requirements of Item 27(b)(7) of Form N-1A. With regard to part (b), the Underlying Indexes are expected to begin publication shortly. We confirm that neither the Trust, the Adviser or any affiliated person thereof has any role in the construction or calculation of any Underlying Index, nor does any such party

John Grzeskiewicz, Senior Counsel

February 9, 2011

have any ability to select the constituents of any Underlying Index. With regards to part (c), the disclosure has been revised accordingly. With regards to part (d), the disclosure has been revised accordingly.

Comment 8.        Page 3 — Principal Investment Strategies. Specify what are the “types of investments suggested by its name”. In addition, as an index fund, please clarify in this section that the Fund will invest more than 80% of its assets in securities included in the Fund’s index. See Investment Company Act Release No. 24828 (January 17, 2001). Also, will forward currency contracts be one of those “types of investments”? If so, how are forward currency contracts valued for purposes of counting them in the “80% of net assets” basket?

           Response 8.        The disclosure has been revised to clarify that each Fund will normally invest at least 80% of its assets in the equity securities of issuers from emerging markets countries and will also invest at least 80% of its assets in equity securities that comprise its Underlying Index.

Comment 9.        Page 3 — Summary of Principal Risks. The second sentence states that there are numerous other risks that are described in greater detail in later sections of the Prospectus and Statement of Additional Information. To the extent that any of these risks are principal, please summarize them in this section.

Response 9.        We confirm that the additional risks discussed in the later sections of the Prospectus and in the SAI are not principal risks of investing in the Funds.

Comment 10.      Currency Risk. The disclosure refers to “various” strategies to minimize the impact of currency fluctuation. The discussion of principal investment strategies mentions only forward currency contracts. What other hedging strategies will be used by the series? Disclose these hedging strategies in “Principal Investment Strategies”.

           Response 10.      The disclosure has been revised to clarify that only forward currency contracts will be used.

Comment 11.      Page 5 — Cash Redemption Risk. Clarify the disclosure to make it clear that this risk applies only to Authorized Participants who redeem Creation Units.

           Response 11.      We respectfully acknowledge your comment; however, we note that the referenced risk does not only apply to redeeming Authorized Participants. A Fund may

John Grzeskiewicz, Senior Counsel

February 9, 2011

pay out higher capital gains distributions to all of its shareholders, including those who do not redeem, as a result of its sale of portfolio securities to meet redemption requests in cash.

Comment 12.        Page 5 — Performance Information. Please add disclosure required by Instruction 1 to Item 4(b)(2) of Form N-1A (e.g., by stating that the information gives some indication of the risks of an investment in the Fund by comparing the Fund’s performance with a broad measure of market performance).

Response 12.        The disclosure has been revised accordingly.

Comment 13.        Page 5 — Sub-Adviser. Please move this paragraph to a location in the Prospectus following the disclosure required by Items 2 through 8 of Form N-1A.

Response 13.        A paragraph containing similar information exists in the Prospectus following the disclosure required by Items 2 through 8 of Form N-1A. The referenced paragraph has been deleted from the Fund’s summary section.

Comments of the DBX MSCI EAFE Currency-Hedged Equity Fund

Comment 14.        Comments 5 through 13 also apply to this series.

           Response 14.        Our responses to Comments 5 through 13 would not materially differ with respect to the DBX MSCI EAFE Currency-Hedged Equity Fund.

Comments of the DBX MSCI Brazil Currency-Hedged Equity Fund

Comment 15.        Comments 5 through 13 also apply to this series.

           Response 15.        Our responses to Comments 5 through 13 would not materially differ with respect to the DBX MSCI Brazil Currency-Hedged Equity Fund.

Comments of the DBX MSCI Canada Currency-Hedged Equity Fund

Comment 16.        Comments 5 through 13 also apply to this series.

           Response 16.        Our responses to Comments 5 through 13 would not materially differ with respect to the DBX MSCI Canada Currency-Hedged Equity Fund.

John Grzeskiewicz, Senior Counsel

February 9, 2011

Comments of the DBX MSCI Japan Currency-Hedged Equity Fund

Comment 17.        Comments 5 through 13 also apply to this series.

           Response 17.        Our responses to Comments 5 through 13 would not materially differ with respect to the DBX MSCI Japan Currency-Hedged Equity Fund.

Additional Prospectus Comments

Comment 18.        Page 30. Disclosure on this page describes the index construction for each of the indices used by the Funds. Please describe in this section for each index: the average market capitalization as of a recent date; whether the index is currently (or has recently been) concentrated in any industry or industries; and (for the MSCI Emerging Markets FX hedge Index and the MSCI EAFE FX Hedge Index) which countries represent the indexes’ largest holdings. In addition, please explain in this section how the Underlying Indexes hedge exposure to fluctuations between the value of the U.S. dollar and selected non-U.S. currencies. We may have further comments based on your response.

Response 18.        The disclosure has been revised accordingly.

Comment 19.        Page 38 — Derivatives Risk. To what extent does each series intend to invest in derivatives? To the extent that a series will be materially invested in derivatives the prospectus should discuss how the use of derivatives fits into its investment strategy. Please review your disclosure in light of the recently released guidance from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission/s website, www.sec.gov.

Response 19.        We represent that no Fund will invest in derivatives as a principal investment strategy; the disclosure has been revised accordingly.

Comments on Statement of Additional Information

Comment 20.        Pages 2 through 7. Some investments and investment practices described here are not mentioned in the Prospectus. To the extent that a series intends to engage in such investments and practices so that they might materially affect the performance of the series or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the Prospectus.

John Grzeskiewicz, Senior Counsel

February 9, 2011

Response 20.        We represent that, no Fund will invest in any instruments that are described in the SAI but not in a Prospectus to such an extent that such an investment would materially affect the performance of the Fund or the decision of an investor to purchase shares of the Fund.

Comment 21.        Page 12. The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

Response 21.        The requested disclosure has been included.

Comment 22.        Disclose when the Investment Adviser was organized.

Response 22.        The disclosure has been revised accordingly.

Comment 23.        Disclose the Investment Adviser’s affiliation with Deutsche Bank. If the Investment Adviser was acquired by Deutsche Bank, describe the circumstances and the nature of the acquisition. See Item 19(a) of Form N-1A.

Response 23.        The disclosure has been revised accordingly.

Comment 24.        In your letter responding to the following comments, please include the customary “Tandy” representations.

           Response 24.        In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

John Grzeskiewicz, Senior Counsel

February 9, 2011

the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

*        *        *         *        *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669. Thank you.

Sincerely, /s/ Jeremy Senderowicz Jeremy Senderowicz, Esq.